SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
              Section 12(g) of the Securities Exchange Act of 1934
                   or Suspension of Duty to File Reports Under
                 Section 13 and 15(d) of the Securities Exchange
                                  Act of 1934.

                         Carolina Power & Light Company
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             (Exact name of registrant as specified in its charter)

             North Carolina                              001-03382                           56-0165465
             --------------                              ---------                           ----------
     (State or other jurisdiction of            (Commission File Number)                 (I.R.S. Employer
             incorporation)                                                            Identification Number)

                             411 Fayetteville Street
                                Raleigh, NC 27601
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                    (Address of principal executive offices)

                                 (919) 546-6111
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              (Registrant's telephone number, including area code)


                         Common Stock, without par value
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            (Title of each class of securities covered by this Form)


                  Preferred Stock ($100 Par Value, Cumulative)
               Serial Preferred Stock ($100 Par Value, Cumulative)
                       Quarterly Income Capital Securities
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              (Titles of all other classes of securities for which
          a duty to file reports under Section 13(a) or 15(d) remains)


                Please place an X in the box(es) to designate the
            appropriate rule provision(s) relied upon to terminate or
                        suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)         [ ]       Rule 12h-3(b)(1)(i)        [X]
     Rule 12g-4(a)(1)(ii)        [ ]       Rule 12h-3(b)(1)(ii)       [ ]
     Rule 12g-4(a)(2)(i)         [ ]       Rule 12h-3(b)(2)(i)        [ ]
     Rule 12g-4(a)(2)(ii)        [ ]       Rule 12h-3(b)(2)(ii)       [ ]
                                           Rule 15d-6                 [ ]

       Approximate number of holders of record as of the certification or notice date: 1

         Pursuant to the requirements of the Securities Exchange Act of 1934 Florida Progress Corporation has caused this Certification/Notice to be signed on its behalf by the undersigned duly authorized person.

                                      CAROLINA POWER & LIGHT COMPANY



Date: March 28, 2001                  By:  /s/ Peter M. Scott III
                                           -------------------------------------
                                      Name:  Peter M. Scott III
                                      Title: Executive Vice President and
                                             Chief Financial Officer